ERIC M. HELLIGE

Partner

DIRECT TEL: 212-326-0846

FAX: 212-326-0806

ehellige@pryorcashman.com

April 11, 2019

Via Edgar

Ms. Lilyanna Peyser

Ms. Jennifer López-Molina

Ms. Mara L. Ransom

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Greenlane Holdings, Inc. Registration Statement on Form S-1 (File No. 333-230405)

Ladies and Gentlemen:

On behalf of our client, Greenlane Holdings, Inc., a Delaware corporation (the “Company”), we hereby submit in electronic form the response of the Company to the comment received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated April 10, 2019 (the “Comment Letter”), which is reproduced below. Certain capitalized terms set forth in this letter are used as defined in the Registration Statement on Form S-1 of the Company (the “Registration Statement”), together with Exhibits, filed with the Commission on March 20, 2019 and amended on April 8, 2019 (File No. 333-230405).

The Company has asked us to convey the following response to the Staff:

Dilution, page 71

1.	We note your response to comment 3 and your updated dilution disclosures. As previously requested, please show us how you calculated your net tangible book value as of December 31, 2018 of $(12.6) million. Please specifically tell us whether you have included deferred offering costs and deferred financing costs and why you believe your treatment is appropriate.

Response: In response to the Staff’s comment, the Company hereby provides details of its calculation of net tangible book value of $(12.6) million as of December 31, 2018. As requested by the Staff, please be advised that deferred offering costs of $2,284,423 and deferred financing costs of $92,080 were included in the calculation of net tangible book value as of December 31, 2018.

Securities and Exchange Commission

April 11, 2019

	Pro Forma	Pro Forma
	Greenlane Holdings, Inc.,	Greenlane Holdings, Inc.,
	before this offering	including this offering
Total assets	$89,562,468	$157,255,380
Less: Total liabilities	86,945,888	40,077,430
Less: Intangible assets, net	6,257,409	6,257,409
Less: Goodwill	8,995,189	8,995,189
Pro forma net tangible book value (1)	$(12,636,018)	$101,925,352
Total number of shares of Class A common stock outstanding as of December 31, 2018 (2)	36,666,667	41,333,333
Proforma net tangible book value per share as of December 31, 2018(1)	$(0.34)	$2.47

Increase per share attributable to purchasers in this offering		$2.81

Assumed initial public offering price per share		$15.00
Dilution in pro forma net tangible book value per share to purchasers in this offering		$12.53

The Company respectfully advises the Staff that, in calculating net tangible book value per share, it considered the guidance in Section 8300 of the Division of Corporation Finance’s Financial Reporting Manual (the “FRM”). As there are no rules or authoritative guidelines that define tangible book value, the Company believes diversity in practice exists in relation to the inclusion of deferred costs in the calculation of net tangible book value per share, particularly when considering the materiality of the impact to the required disclosures. The Company also re-assessed the disclosure requirements in Item 506 of Regulation S-K and the materiality of the impact of excluding deferred offering costs and deferred financing costs in the calculation of pro forma net tangible book value per share after this offering, as well as in the calculation of the dilution in pro forma net tangible book value per share to purchasers in this offering. While the Company acknowledges the Staff’s guidance relating to deferred costs in Sections 8320 and 8330 of the FRM, the Company does not believe that the inclusion of its deferred offering costs and deferred financing fees in the calculation of net tangible book value per share is material to investors in the offering. In particular, the Company believes that the calculation of pro forma net tangible book value per share after the offering is more meaningful to investors than pro forma net tangible book value per share before the offering. In that respect, the Company notes that the pro forma net tangible book value per share after this offering would change by only $0.01, from $2.47 to $2.46 (representing a difference of approximately 0.41%) if deferred financing costs were to be excluded from the calculation of pro forma net tangible book value per share after the offering. The Company notes that its presentation of pro forma net tangible book value after the offering already excluded deferred offering costs because these deferred costs were charged against the net proceeds from this offering as part of the Company’s pro forma offering adjustments, as described in footnote (i) to the unaudited pro forma condensed balance sheet as of December 31, 2018 on page 80 of Amendment No. 1. Similarly, the dilution in pro forma net tangible book value per share to purchasers in this offering would change by only $0.01, from $12.53 to $12.54 (representing a difference of approximately 0.08%) if deferred financing costs were to be excluded from the calculation of pro forma net tangible book value.

Given the nominal differences in the calculations, the Company believes the impact of including the carrying balance of deferred offering costs and deferred financing costs as of December 31, 2018 in its calculation of pro forma net tangible book value per share to purchasers in this offering and the dilution in pro forma net tangible book value per share to purchasers in this offering is immaterial to the Company’s disclosures and is not misleading to investors. As a result of the foregoing, the Company respectfully submits that no additional adjustment to the calculation of net tangible book value or to the Company’s existing disclosures should be required.

For the Staff’s convenience, we have included below the calculation of pro forma net tangible book value and pro forma net tangible book value per share as of December 31, 2018 excluding deferred offering costs and deferred financing costs as support for the amounts noted in the foregoing explanation.

Securities and Exchange Commission

April 11, 2019

	Pro Forma	Pro Forma
	Greenlane Holdings, Inc.,	Greenlane Holdings, Inc.,
	before this offering	including this offering
Total assets	89,562,468	$157,255,380
Less: Total liabilities	86,945,888	40,077,430
Less: Intangible assets, net	6,257,409	6,257,409
Less: Goodwill	8,995,189	8,995,189
Less: Deferred offering costs	2,284,423	-
Less: Deferred financing costs	92,080	92,080
Pro forma net tangible book value (1)	$(15,012,521)	$101,833,272
Total number of shares of Class A common stock outstanding as of December 31, 2018 (2)	36,666,667	41,333,333
Proforma net tangible book value per share as of December 31, 2018(1)	$(0.41)	$2.46

Increase per share attributable to purchasers in this offering		$2.87

Assumed initial public offering price per share		$15.00
Dilution in pro forma net tangible book value per share to purchasers in this offering		$12.54

_______________________________________________

(1)	Represents the amount of the Company’s total tangible assets (total assets less total intangible assets) less total liabilities, after giving effect to (i) the acquisition by Greenlane Holdings, LLC of Pollen Gear LLC on January 14, 2019, (ii) the sale by Greenlane Holdings, LLC of $8.05 million aggregate principal amount of additional Convertible Notes in January 2019 and the subsequent redemption of membership interests of Greenlane Holdings, LLC with a portion of the net proceeds of the Convertible Notes and (iii) the assumed completion of the organizational transactions described under “The Transactions.” Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares of Class A common stock outstanding as of December 31, 2018, after giving effect to the transactions described under “The Transactions,” the issuance of shares of Class A common stock upon the automatic share settlement of the Convertible Notes and the Assumed Redemption, and before and after this offering, respectively.

(2)	Represents the total number of shares of Class A common stock outstanding as of December 31, 2018, after giving effect to the transactions described under “The Transactions,” the issuance of shares of Class A common stock upon the automatic share settlement of the Convertible Notes and the Assumed Redemption, and before and after this offering, respectively.

Securities and Exchange Commission

April 11, 2019

* * *

If the Staff has any questions with respect to the foregoing, please contact me at (212) 326-0846.

Very truly yours,

/s/ Eric M. Hellige
Eric M. Hellige

cc:	Aaron LoCascio Greenlane Holdings, Inc.

Larry W. Nishnick, Esq. DLA Piper LLP US